Exhibit 12.1

Colonial Realty Limited Partnership
Ratio of Earnings to Fixed Charges

(all dollar amounts in thousands)

	Nine Months Ended	Year Ended December 31,
	September 30,
	2004	2003	2002	2001	2000	1999
Earnings:

Pre-tax income before income, loss from equity investees, extraordinary gain or loss, or gains on sale of properties	$21,100	$33,272	$44,584	$46,082	$52,555	$49,564
Amoritzation of interest capitalized	1,500	1,700	1,500	1,300	1,100	900
Interest capitalized	(4,882)	(5,576)	(8,064)	(10,608)	(9,553)	(8,664)
Distributed income of equity investees	4,551	3,744	5,420	2,695	3,968	8,821
Fixed charges	64,239	76,242	76,965	83,326	82,632	67,975

Total earnings	$86,508	$109,382	$120,405	$122,795	$130,702	$118,596

Fixed Charges:
Interest expense	56,264	$67,555	$65,265	$71,397	$71,855	$57,211
Capitalized interest	4,882	5,576	8,064	10,608	9,553	8,664
Debt costs amortization	3,093	3,111	3,636	1,321	1,224	2,100

Total Fixed Charges	$64,239	$76,242	$76,965	$83,326	$82,632	$67,975

Ratio of Earnings to Fixed Charges	1.3	1.4	1.6	1.5	1.6	1.7